Exhibit 99.1
ASML reports €4.0 billion net sales and €1.0 billion net income in Q2 2021
Net sales now expected to grow by around 35% in 2021

VELDHOVEN, the Netherlands, July 21, 2021 – today ASML Holding NV (ASML) has published its 2021 second-quarter results.

•Q2 net sales of €4.0 billion, gross margin of 50.9%, net income of €1.0 billion
•Q2 net bookings of €8.3 billion
•ASML expects Q3 2021 net sales between €5.2 billion and €5.4 billion and a gross margin between 51% and 52%
•ASML announces a new share buyback program of up to €9 billion to be executed by December 31, 2023

(Figures in millions of euros unless otherwise indicated)	Q1 2021	Q2 2021
Net sales	4,364	4,020
...of which Installed Base Management sales [1]	1,235	1,071

New lithography systems sold (units)	73	69
Used lithography systems sold (units)	3	3

Net bookings [2]	4,740	8,271

Gross profit	2,352	2,045
Gross margin (%)	53.9	50.9

Net income	1,331	1,038
EPS (basic; in euros)	3.21	2.52

End-quarter cash and cash equivalents and short-term investments	4,656	5,374
(1) Installed Base Management sales equals our net service and field option sales.
(2) Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement and outlook
"Our second-quarter net sales came in at €4.0 billion, which is within our guidance. The gross margin came in at 50.9%, above our guidance, which is mainly due to higher revenue in software upgrades as customers want to increase capacity quickly, as well as one-off revenue accounting releases. Our second-quarter net bookings came in at €8.3 billion, including €4.9 billion from EUV systems, bringing the total backlog at €17.5 billion.
"The demand continues to be high across all market segments and our product portfolio. This is a reflection of the market that is focused on increasing capacity to support the build-up of the digital infrastructure. The long-term demand is not only for advanced nodes, but also for legacy and mature nodes in Logic as well as Memory. We are working to maximize output and we currently expect net sales growth of around 35% in 2021 compared to last year with an expected gross margin between 51% and 52%," said ASML President and Chief Executive Officer Peter Wennink.
ASML expects third-quarter net sales between €5.2 billion and €5.4 billion with a gross margin between 51% and 52%, R&D costs of around €645 million and SG&A costs of around €180 million. The estimated annualized effective tax rate is expected to be around 15% for 2021.

Products and business highlights
•In our EUV business, the first TWINSCAN NXE:3600D system was shipped to a customer. The system offers 15% to 20% productivity improvement capability and around 30% improved overlay compared with the TWINSCAN NXE:3400C.

We are now ramping EUV in volume production for Memory with plans to implement EUV on future nodes across three DRAM customers.
•In our DUV business, the TWINSCAN NXT:2000i (an ArFi immersion system) achieved a record of exposing over 6,300 wafers in a single day at a customer.
The 100th TWINSCAN was refurbished, demonstrating our commitment to the circular economy. This year we expect to ship 20 refurbished PAS systems (introduced 30 years ago and still running at high utilization at our customers) and six refurbished TWINSCAN systems.
•In our Applications business, we shipped the first YieldStar 1385 this quarter. This next-generation tool provides the ability to measure after etch device patterns enabling extended yield control capability to our customers. YS1385 delivers improved accuracy and ~50% productivity improvement capability over the YieldStar 1375.

New share buyback program
As part of ASML's financial policy to return excess cash to its shareholders through growing dividends and share buybacks, ASML announces a new share buyback program which will start on July 22, 2021 and is to be executed by 31 December 2023. As part of this program, ASML intends to repurchase shares up to an amount of €9 billion, of which we expect a total of up to 0.45 million shares will be used to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. The new program will replace the previous €6 billion share buyback program 2020-2022, under which ASML has repurchased approximately 11.7 million shares for an approximate amount of €5.2 billion, and which will not be completed for the full amount in light of the new share buyback program.

The share buyback program will be executed within the limitations of the existing authority granted by the Annual General Meeting of Shareholders (AGM) on April 29, 2021 and of the authority to be granted by future AGMs. The share buyback program may be suspended, modified or discontinued at any time. All transactions under this program will be published on ASML's website (www.asml.com/investors) on a weekly basis.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Brittney Wolff Zatezalo +1 408 483 3207	Marcel Kemp +31 40 268 6494
Karen Lo +886 36 23 6639	Peter Cheang +886 3 659 6771

Quarterly video interview, investor call
With this press release, ASML has published a video interview in which CEO Peter Wennink discusses the 2021 second-quarter results and outlook for 2021. This can be viewed on www.asml.com.
An investor call for both investors and the media will be hosted by CEO Peter Wennink and CFO Roger Dassen on July 21, 2021 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.

About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 29,000 employees challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly Summary US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of July 4, 2021, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and six-month period ended July 4, 2021 as presented in this press release are unaudited.
Today, July 21, 2021, ASML also published its Statutory Interim Report for the six-month period ended July 4, 2021. This report is in accordance with the requirements of the EU Transparency Directive as implemented in the Netherlands, and includes Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34 as adopted by the European Union 'Interim Financial Reporting', an Interim Management Board Report and a Managing Directors' Statement and is available on www.asml.com.
Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, outlook and expected financial results, including expected net sales, free cash flow, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate, expected growth in net sales, system bookings, backlog, expected trends in Logic and Memory demand and sales, EUV coverage for 2021, revenue opportunity for 2025, expected shipments of systems and revenue recognition, long term growth opportunities, expected capacity, future growth outlook, long term demand drivers, expected benefits and performance of systems and applications, expanding end market trends, expected trends in the semiconductor industry, growth opportunities and drivers, expected increase in output and expected increase trends in EUV and DUV sales and supply chain capacity, the expectation of higher sales growth from increased output capacity and supply chain revenue opportunity, plans and strategies, the expectation that EUV will continue to enable Moore's law and drive long term value for ASML, product roadmaps, statements and intentions with respect to dividends and share buybacks, including the intention to continue to return significant amounts of cash to shareholders through a combination of share buybacks and growing annualized dividends and statements with respect to the 2021-2023 share buyback program including the amount of shares intended to be repurchased under the program from 2021 to 2023. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on the global economy and financial markets, as well as on ASML and its customers and suppliers, and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to obtain supplies for its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including the risk of delays in system production and supply chain capacity and disruptions, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates; available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.